Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information

Corporation Commission File No.: 0-21103

Conference Call Transcript

2Q2006 Advanced Digital Information Corporation Earnings Conference Call

Event Date: May 18, 2006

Operator

Welcome to the Advanced Digital Information quarterly earnings conference call. (Operator Instructions). Today’s conference is being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Yukio Morikubo. You may begin.

Yukio Morikubo—Advanced Digital Information—General Counsel

Thank you. Welcome to ADIC’s second-quarter 2006 conference call. This is Yukio Morikubo, General Counsel. I’m here in Redmond, Washington with Peter van Oppen, Chair and CEO; Jon Gacek, EVP Finance and Operations and Chief Financial Officer; Lisa Clarke, Co-EVP Product, Sales and Services; Bill Britts, Co-EVP Product Sales and Services, who is participating by phone from Europe. The call will consist of Peter’s introductory remarks. After which, we will host a question-and-answer period as described by the operator. We expect to finish in less than one hour.

As always, listeners should note that the following discussion will include forward-looking statements and other subjective information. Our actual results may differ materially from those projected or discussed and our subjective opinions may prove incorrect. Additional information concerning the factors that could cause a difference in projections is included in our Annual Report on Form 10-K for the year ended October 31, 2005 and our most recent quarterly report on Form 10-Q.

In addition, most of you are aware that on May 2nd, we announced the signing of a definitive agreement to be acquired by Quantum Corporation. Certain details of that transaction are already available through materials filed with the SEC. ADIC plans to file with the SEC a proxy statement and prospectus, and Quantum plans to file a registration statement on Form S-4 that will contain important information about ADIC, Quantum, the transaction and related matters. Investors and shareholders are urged to read these documents carefully when they are available.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction with Quantum. Information regarding the special interests of these directors and executive officers in the transaction will be included in ADIC’s proxy statement and prospectus. Now, let me introduce Peter van Oppen.

Peter van Oppen—Advanced Digital Information—Chair, CEO

Thanks, Yukio, and welcome. I believe this is my 82nd quarterly earnings teleconference — that’s a lot — and rarely can I remember a quarter, which has been as busy or as productive as has this one. In February, we announced significant additional capabilities for our Pathlight VX disk backup solution as well as an exciting new application for our SAN file system being used as the data engine for DigitalGlobe and the widely-popular website it supports, Google Earth. During March, we announced an agreement to acquire Rocksoft Limited of Adelaide, Australia and its patented data de-duplication software for $63 million.

In April, we brought out significant new capabilities for our StoreNext Management system; multiple awards for the new i500 library; and most importantly, we announced that we had shipped more than 2,000 i500 units in its first five months, likely making it the most successful new mid-range library product launch in history. Finally, on May 2nd, we announced ADIC had signed a definitive agreement to be acquired by Quantum Corporation for approximately $770 million in cash or stock.

Yes, we did try to stay focused on meeting or exceeding our own expectations for second-quarter results in the midst of all this activity. During our first-quarter teleconference, we said we expected relatively flat revenue in the second quarter with the mix shifting more towards branded products and a resulting improvement in gross margin. We also said sales and marketing costs would be up 1 to $2 million, with G&A and R&D flat to slightly up sequentially. Actual results announced today show we earned 2.2 million or $0.04 per share on total revenues of 116.4 million, down from 3.5 million or $0.06 per share on sales of 119.2 million in the first quarter.

Compared to second quarter last year, revenues are up about 10%, while earnings approximately tripled. Revenues, with the 2% sequential decline, were within our expectations. But, we did not experience the anticipated shift toward more branded products or the related improvement in gross margin such a shift typically generates. Gross margin in fact declined 170 basis points from the first quarter, despite an approximately similar ratio of 58% branded and 42% OEM sales to that which we experienced in the first quarter. The Company believes the extraordinary production ramp of i500-based products, an unanticipated initial configuration mix of that product and substitution for our existing products at the end of their lifecycles contributed to the margin decline. We expect increased production efficiencies, volume procurement-related cost reductions and evolving configuration mix and that shift toward branded products to improve gross margins in coming months. The effect of the margin shortfall was partially mitigated by good expense control with a smaller-than-anticipated increase in sales and marketing costs and healthy decline in both G&A and R&D.

Total operating expenses were in fact down 3% sequentially — slightly more than the sales decline — down 3% sequentially to 33.1 million and up just 1% or 433,000 from second quarter last year. To say that again, total revenues were up nearly 10% compared to last year’s second quarter, while operating expenses grew just 1%. I should add that without the inclusion of just over $1 million in non-cash stock compensation expenses from the second quarter, which were not included during the prior-year period, the year-ago comparison would have shown an absolute decline in operating expenses on 10% growth in revenue.

Other income was also a significant contributor to results this quarter, primarily due to interest income from our cash balances and foreign currency transaction gains including a hedging strategy gain associated with the Rocksoft acquisition. Some of you will also note a more normalized tax rate this quarter after three quarters with net tax benefits. Eventual passage of the R&D tax credit may lower this rate somewhat in the next quarter or so.

Total cash and marketable securities were $264 million at the end of the quarter, down from 265 million at the end of the first quarter. Subtracting the 15 million reported cash flow for operations in the first quarter from the reported six-month numbers indicates second-quarter cash flow from operations was approximately 3.4 million. Please note that the $15 million cash flow from operations reported from Q1 when you compare that to the 3.4 million in Q2, we should note that that 15 million in Q1 included nearly $17 million in accounts receivable reductions during that period. This is clearly not a sustainable rate of reduction on a total receivable balance around 90 million.

It is at this point that I would typically turn the call over to Jon Gacek for some more specific comments related to our income statement, balance sheet and cash flow numbers. Of course, we will be happy to answer such questions during the question and answer session. But, we expect most participants are more interested in comments related to the announced Rocksoft and Quantum transactions.

Let me start by saying we remain delighted by the prospects of our pending agreement to acquire Rocksoft and continue to expect that the acquisition of Rocksoft is likely to be completed during the first half of July. Anyone who attended the Spring SNIA — that’s Storage Network Industry Association — Show is likely aware that data de-duplication is a very hot space and that Rocksoft was an early entrant with its patented variable length blockless technology. Right now, we have a senior engineer — that’s a senior Denver-based engineer — in Adelaide, working with the Rocksoft team to plan integration of our backup and archive, file system and storage software expertise with their innovative approach to data reduction. This is a strategic acquisition and is expected to allow ADIC to help customers make more efficient and cost-effective use of both disk and tape storage as well as providing powerful advantages in data transmission, including remote replication and wide area networking.

As anyone familiar with the M&A process will likely guess, there is relatively little I am able to say about our pending acquisition by Quantum Corporation. The deal was announced on May 2, and we continue to expect it to close within three or four months of the date it was originally announced. Together, Quantum and ADIC expect to deliver tremendous value to both our shareholders and our customers. As a result of these two pending transactions, we have concluded it is not prudent to provide any specific ADIC revenue or earnings guidance at this time.

With that, we will be happy to take any questions the lawyers will permit us to answer. Thank you. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions). Glenn Hanus, Needham.

Glenn Hanus —Needham—Analyst

Could you maybe just talk about why you didn’t see the mix shift toward branded that you anticipated and anymore color there on the gross margin? Thanks.

Peter van Oppen—Advanced Digital Information—Chair, CEO

Sure. A couple issues going on there. Europe was a rather weak territory for us in this period, which we appear to have seen reflected in frankly most of the storage and IT companies over the past few months. Europe is — the way we report it, Europe is all branded revenue. So, that tended to push that mix down a little bit. Absent that, we had a little more optimism associated with branded shipments. I think there’s nothing dramatic going on with that. We think as we go through our product transition on our OEM products, we will actually see some decline on the OEM side. As we see continued growth on the branded side, that mix will improve and overall gross margin will reflect it.

Jon Gacek—Advanced Digital Information—EVP, Finance and Operations, CFO

Just to add to that, I think on the margin side, there weren’t pricing pressures. It wasn’t stuff in the field. It was really about costs associated with the transition of this mid-range space from the Scalar 100 to i500. So, we think that will correct itself over the next quarter or so.

Glenn Hanus—Needham—Analyst

Jon, do you have the breakout there on how the option expense hit the different line items?

Jon Gacek—Advanced Digital Information—EVP, Finance and Operations, CFO

I do. Let me get it and I will come back on. I don’t have it right at my fingertips.

Glenn Hanus—Needham—Analyst

We’ll do it later.

Jon Gacek—Advanced Digital Information—EVP, Finance and Operations, CFO

But I’ve got it.

Glenn Hanus—Needham—Analyst

Okay, thank you.

Operator

Brian Freed, Morgan Keegan.

Brian Freed—Morgan Keegan—Analyst

Real quick, could you talk about the progress with respect to your OEM relationships? Also, did you see any impact to your branded sales from the issues that EMC had and Clarion in terms of bundling opportunities there? Lastly, can you talk about just kind of linearity in the quarter relative to normal historic trends?

Peter van Oppen—Advanced Digital Information—Chair, CEO

Those are great questions, and I can respond to a couple of them. Let me take it in reverse order. We were a little lighter than we expected to be in branded business, and it is a reasonable conclusion from that fact that it was back-end loaded. That typically happens on our branded business on larger sales. We’re involved with most of the end users. If we know that and they know it, it tends to create a flurry of activity towards the end of the quarter. So, we were a little bit more back-end loaded. That is correct.

With respect to the OEMs and our major partner relationships, we never get very specific on it. But, they are all—they are all healthy and doing fine to our knowledge. The major story there, which I am not hesitant to describe in fairly general terms is, we have—at our two largest OEMs, we have quite significant programs that have gone on for two or three years—four years in some cases—that are winding down as those reach the end of their lifecycles. We’ve had a very hot introduction of actually a product that is in the high end of the range of those products. We think it’s a—we think it’s a very positive thing—that transition. There is by-and-large substitution in their business there with the higher end product for lower end products. We think that’s all very good, but it does create—it does create turmoil and distraction. There is some cannibalization. There is some effect just for products coming off price lists and that sort of thing.

But, the major story of the dynamic and OEMs right now is basically swapping out more mature products with an innovative new product that has been very well received.

Jon Gacek—Advanced Digital Information—EVP, Finance and Operations, CFO

Okay, Brian, before we take the next question, I’m going to go ahead and answer Glenn’s question because I think others have it. We had—the stock comp breakout by line item is roughly 300,000 in COGS, 300,000 in sales and marketing, 300,000 in G&A and the balance in R&D about 350. We can take another question now, operator.

Operator

(Operator Instructions). Glenn Hanus, Needham.

Glenn Hanus—Needham—Analyst

Maybe just a follow-up. Could you just comment broadly on your sense of the health of the library market right now and to the extent you think maybe just base backup is putting some pressure on it and what you think maybe the core growth rate is of the library market? Thanks.

Peter van Oppen—Advanced Digital Information—Chair, CEO

Well, it’s hard for us to comment because we continue to experience double-digit revenue growth rates. I know there are a number of competitors that are not seeing that but we did. We think one of the most attractive growth rates in the entire technology universe right now is in what we call—a lot of people have different names for it—but it’s backup recovery and archive, the BURA, market. That has to do with—people are clearly saving more data, but they are scrambling to protect it, to secure it, to be able to day-to-day data mining on it—large repositories of aggregated data that fall a little bit out of the mainstream of just your primary disk. That area is clearly growing rapidly. A moderate piece of that is served clearly most effectively by tape. There are other pieces of it that are served quite effectively by specialized kind of disk-based products, the kinds of things we are working on with Rocksoft or that PBX would represent.

We think in aggregate that BURA market has a very healthy growth rate. We think the tape piece of it by itself is at the lower end of the growth rate to that market. But, we have been able to grow our tape business despite those issues. We really think it’s a bit of an artificial segmentation. When I go into customers, they want to talk about their problem. As much as they want to talk about tape or disk, they want to talk about how they protect data. What we see happening and we see it working with our best partners, with our OEMs, they are beginning to serve those customers with a broad group of BURA solutions. That’s one of the drivers actually we talked about in the press release of the Quantum deal, the ability to provide broad a range of solutions to that backup, recovery and archive market, which in fact is one of the fastest-growing markets we think. It’s certainly anywhere in the IT hardware space.

Operator

[Craig Platner], Elm Ridge Capital.

Craig Platner—Elm Ridge Capital—Analyst

Can you just tell us what percentage of your libraries are going out with DLT drives in them today?

Peter van Oppen—Advanced Digital Information—Chair, CEO

It’s a good question. I will tell you that it’s a small percentage. We don’t break that down. It’s a small percentage. We predominantly ship product with LTO drives, not DLT drives. Although, we certainly do support DLT. There are certain specialized versions of the DLT products. There’s a new product in the media space that has been quite well received. They have some WORM-type products in the DLT space that are getting traction. But for us at least in the kind of mainstream, it’s mostly LTO unless the customer has an installed base, in which case we will support DLT.

Operator

(Operator Instructions). At this time, there are no further questions.

Peter van Oppen—Advanced Digital Information—Chair, CEO

Thank you very much, operator. We want to thank everybody for participating, and we look forward to speaking on our next conference call. Thank you very much.

Operator

This concludes today’s call. You may disconnect at this time.

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or Invest@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.